April 16, 2009

VIA FACSIMILE AND EDGAR

Mr. Mark Cowan

Senior Counsel

Office of Insurance Products

Division of Investment Management

United States Securities and Exchange Commission

100 F Street, N.E., Mail Stop 5-6

Washington, DC 20549-0506

Re:	Genworth Life and Annuity Insurance Company
Post-Effective Amendment No. 2 to Registration Statement Filed on Form S-1
File No. 333-141514

Dear Mr. Cowan:

On behalf of Genworth Life and Annuity Insurance Company (the “Company”), we hereby submit our response to comments received by the staff of the Securities and Exchange Commission on April 10, 2009 for the above-referenced Registration Statement.

COMMENT:  Please confirm that the statement at the top of page 16 is correct, which states “But, like the Variable Account, the assets in the Immediate Installment Account will be available to cover the liabilities of our General Account to the extent that the [Immediate Installment Account assets exceed the] liabilities arising under the contracts supported by it.”

RESPONSE:  We confirm the statement above is correct, however, we have clarified the statement for readability as follows “The assets in the Immediate Installment Account will be available to cover the liabilities of our General Account to the extent that the Immediate Installment Account assets exceed the liabilities arising under the contracts supported by it.” We propose to make this change by filing the form of the prospectus pursuant to Rule 424(b)(3) under the Securities Act of 1933. In addition, this change will appear in the Post-Effective Amendment filing to Form N-4 for File No. 333-67904 which will be filed prior to May 1, 2009.

The United States Securities

  and Exchange Commission

April 16, 2009

COMMENT:  Please expand on the concept at the end of the carry over paragraph at the top of page 16. While the assets in the Immediate Installment Account will receive priority, isn’t there still a risk of loss in case of insolvency or receivership?

RESPONSE:  The assets of the Immediate Installment Account equal, at the least, the reserves and other contract liabilities supported by the Immediate Installment Account. This information is provided to the contract owner in the section entitled the “Immediate Installment Account.” A cross-reference is provided at the end of the carry over paragraph on page 16 in the prospectus.

COMMENT:  We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to the company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that: the company is responsible for the adequacy and accuracy of the disclosure in the filings; Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

RESPONSE:  The Company will be providing the acknowledgment stated above in an amended correspondence filing which requests acceleration of the effective date of the Registration Statement pursuant to Rule 461 of the Securities Act of 1933, as amended.

Thank you for your assistance in this matter. Should you have any questions, please do not hesitate to contact me at (804) 281-6910 or via e-mail at heather.harker@genworth.com.

Sincerely,

/s/ Heather Harker

Heather Harker, Esq.

Vice President and Associate General Counsel